

April 7, 2011

Mr. Stephen J. Turner
Chief Executive Officer and President
Scolr Pharma, Inc.
19204 North Creek Parkway, Suite 100
Bothell, WA 98011

> **Re:** **Scolr Pharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-31982**

Dear Mr. Turner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Melissa Rocha
Accounting Branch Chief